EXHIBIT 12

COMPUTATION OF RATIO OF EARNING TO FIXED CHARGES

	US GAAP Year ended December 31,				CHILE GAAP Six Month ended June 30,
	2001	2002	2003	2004	June 2004	June 2005
	(thousands of US dollars)
Earnings
Pre-Tax earnings	192.649	336.638	494.239	725.908	328.230	306.095

Interest expense	62.362	61.692	46.629	78.109	55.662	73.974

Income from equity investment	1.463	2.558	6.001	6.473	2.098	3.529

Total earnings	256.474	400.888	546.869	810.490	385.990	383.598

Fixed charges
Interest expense	62.362	61.692	46.629	78.109	55.662	73.974

Capitalized interest	46.053	53.987	69.778	60.779	12.378	6.768

Bond discount and issue costs amortization	3.613	3.568	2.707	2.924	1.533	1.620

Total fixed charges	112.028	119.247	119.114	141.812	69.573	82.362

Ratio of earnings to fixed charges	2.3	3.4	4.6	5.7	5.5	4.7